November 8, 2018

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance,

Office of Manufacturing and Construction,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Mr. Frank Pigott, Staff Attorney

Re: Acceleration Request for NIPPON STEEL & SUMITOMO METAL CORPORATION

Registration Statement on Form F-4, filed on November 2, 2018

File: 333-228135

CIK No. 0001140471

Dear Mr. Pigott:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NIPPON STEEL & SUMITOMO METAL CORPORATION (the “Company”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, No. 333-228135, filed on November 2, 2018 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 5:00 p.m. Eastern Standard Time on November 9, 2018, or as soon thereafter as practicable.

Sincerely,

NIPPON STEEL & SUMITOMO METAL CORPORATION

By:	/s/ Shozo Furumoto
Name:	Shozo Furumoto
Title:	Executive Officer, Head of Legal Division

Cc: Keiji Hatano (Sullivan & Cromwell LLP)